Exhibit 99.1

Century Communities and UCP Agree to Business Combination

– Combined Company Will Create a Leading U.S. Homebuilding Platform With Approximately 25,000 Lots in 10 States –

FOR IMMEDIATE RELEASE

Greenwood Village, CO and San Jose, CA (April 11, 2017) – Century Communities, Inc. (NYSE: “CCS”), a leading homebuilder of single-family homes, townhomes and flats in select U.S. markets, and UCP, Inc. (NYSE: “UCP”) today jointly announced a definitive agreement pursuant to which the two companies have agreed to merge in a transaction with an aggregate value of $336 million, including the payment of certain indebtedness. The combined company will have an equity market capitalization of over $700 million and an enterprise value of over $1.3 billion.

The combined company will be in 10 states, 17 markets and 117 communities, with revenues of more than $1.3 billion and inventories of more than $1.2 billion (calculated on a pro forma basis at or for the year ended December 31, 2016).

In the merger, each outstanding share of UCP common stock will be converted into the right to receive $5.32 in cash and 0.2309 of a newly issued share of Century common stock. Based on the closing sale price of Century’s common stock as reported yesterday on the NYSE, the implied value of the total stock and cash consideration to be received by UCP’s stockholders in the merger is $11.35 per share, and UCP’s stockholders would own, on a pro forma basis, approximately 16.4% of the combined company. The transaction is expected to close by the end of the third quarter of 2017, subject to customary closing conditions, including the adoption of the merger agreement by UCP’s stockholders.

•	Increased Scale – The combined company will own or control approximately 25,000 lots and will have a backlog in excess $450 million (calculated on a pro forma basis as of December 31, 2016).

•	Geographically Diverse Portfolio with Essentially No Overlap – The combined company portfolio will consist of lots and communities in California, Colorado, Georgia, Nevada, North Carolina, South Carolina, Tennessee, Texas, Utah and Washington. The combination provides for an expanded, national footprint across high-growth markets, which we believe enhances growth prospects while mitigating risks against any potential price and value uncertainties in regional homebuilding markets.

•	Seamless Integration and Enhanced Platform – Century and UCP share culturally similar management philosophies and strategic growth objectives which should provide for a unified operating team with extensive land acquisition, entitlement and development expertise.

•	Earnings Accretion – The merger is expected to be accretive to the company’s 2018 earnings per share as a result of revenue and cost synergies and economies of scale.

•	Increased Market Liquidity – The merger is expected to broaden the combined company’s investor base and increase share liquidity due to the issuance of approximately 4.35 million shares of Century common stock.

Dale Francescon, Co-Chief Executive Officer of Century stated, “We are pleased to announce the combination of Century and UCP which will position the combined company as a leading homebuilder with significant national scale. UCP’s highly complementary land positions combined with Century’s existing portfolio creates a diverse national growth platform and footprint.”

Rob Francescon, Co-Chief Executive Officer of Century noted, “The merger facilitates expanded product offerings across the full buyer segment spectrum with cutting edge designs at multiple price points for maximum customer reach. The combined company is expected to generate significant operating efficiencies which should create a rate of revenue growth and increased stockholder value in excess of what either company could achieve on a standalone basis.”

Dustin Bogue, Chief Executive Officer of UCP, commented, “We are pleased with the substantial progress we have made since our founding in 2004 to execute on our strategy, expand our regional presence and solidify our positions in very attractive Western and Southeastern markets. The merger with Century provides all of our stockholders with an opportunity to continue a portion of their equity investment and participate in the earnings growth, value accretion, synergies and enhanced prospects of a leading homebuilder with a more geographically diverse and risk-resistant national footprint. At the same time our stockholders will receive immediate cash liquidity for a portion of their investment in UCP.”

The transaction has been unanimously approved by the board of directors of both Century and UCP. UCP’s largest shareholder, PICO Holdings, Inc. (NASDAQ: “PICO”), has entered into a voting agreement pursuant to which it has committed to vote 57% of UCP’s outstanding voting power for the adoption of the merger agreement. The voting agreement terminates automatically if the merger agreement is terminated in accordance with its terms.

Century will fund the cash portion of the merger with available borrowing capacity under its $400 million senior unsecured credit facility.

Professional Advisors

J.P. Morgan Securities LLC served as financial advisor to Century; Greenberg Traurig, LLP acted as Century’s legal counsel; and Builder Advisor Group, LLC provided certain real estate business services to Century.

Citi acted as financial advisor for UCP and Paul, Weiss, Rifkind, Wharton & Garrison LLP acted as UCP’s legal counsel.

About Century Communities

Founded in 2002, Colorado-based Century Communities is a builder of single-family homes, townhomes and flats in select major metropolitan markets in Colorado, Georgia, Nevada, Texas, Utah, and North Carolina. The Company offers a wide variety of product lines and is engaged in all aspects of homebuilding, including the acquisition, entitlement and development of land and the construction, marketing and sale of homes. Century Communities is a top-25 U.S. homebuilder based on homes delivered. To learn more about Century Communities please visit www.centurycommunities.com.

About UCP, Inc.

UCP is a homebuilder and land developer with expertise in residential land acquisition, development and entitlement, as well as home design, construction and sales. UCP operates in the States of California, Washington, North Carolina, South Carolina and Tennessee. UCP designs and builds single-family homes for a variety of lifestyles and budgets through its wholly-owned subsidiary, Benchmark Communities, LLC.

Forward-Looking Statements

Statements in this news release that are not historical in nature constitute forward looking statements. These forward-looking statements relate to information or assumptions about the timing of completion of the proposed acquisition, the expected benefits of the proposed acquisition, management’s plans, projections and objectives for future operations, scale and performance, integration plans and expected synergies therefrom, and anticipated future financial and operating performance results, including operating margin or gross margin capital and other expenditures, cash flow, dividends, restructuring and other project costs, and cost savings, and debt ratings. These statements are accompanied by words such as “anticipate,” “expect,” “project,” “will,” “believe,” “estimate” and similar expressions. Such expectations are based upon certain preliminary information, internal estimates, and management assumptions, expectations, and plans, and are subject to a number of risks and uncertainties inherent in projecting future conditions, events, and results. Actual results could differ materially from those expressed or implied in the forward-looking statements if one or more of the underlying assumptions or expectations prove to be inaccurate or are unrealized. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the risk that the necessary stockholder approvals may not be obtained; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; the risk that the proposed acquisition will not be consummated in a timely manner; risks that any of the closing conditions to the proposed acquisition may not be satisfied or may not be satisfied in a timely manner; risks related to disruption of management time from ongoing business operations due to the proposed acquisition; the risk that Century is unable to retain its investment grade rating; failure to realize the benefits expected from the proposed acquisition; the risk that the cost savings and any other synergies from the acquisition may not be fully realized or may take longer to realize than expected; the future cash requirements of the combined company; general worldwide economic uncertainties; failure to promptly and effectively integrate the acquisition; and the effect of the announcement of the proposed acquisition on the ability of Century and UCP to retain customers and retain and hire key personnel, maintain relationships with suppliers, on their operating results and businesses generally and those factors listed in Century’s most recently filed Annual Report on Form 10-K for the year ended December 31, 2016 and UCP’s most recent Annual Report on Form 10-K for the year ended December 31, 2016, in each case, filed with the Securities and Exchange Commission (“SEC”). Changes in such assumptions or factors could produce significantly different results. There can be no assurance that the merger or any other transaction described above will in fact be consummated in the manner described, or at all. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this document. Unless legally required, neither Century nor UCP assumes any obligation, and expressly disclaims any such obligation, to update any forward-looking statement as a result of new information or future events or developments.

No Offer or Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.

Important Additional Information and Where to Find it

In connection with the offering and sale of shares of Century common stock in the merger, Century will file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares to be issued in the merger and a preliminary and definitive proxy statement for the stockholders of UCP (the “Proxy Statement”), which UCP will mail to its stockholders. The definitive Registration Statement and the Proxy Statement will contain important information about the merger and related matters. WE URGE INVESTORS AND STOCKHOLDERS TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CENTURY, UCP AND THE PROPOSED MERGER. Investors and stockholders will be able to obtain copies of the Registration Statement, Proxy Statement and other documents (when they become available) filed with the SEC by Century and UCP free of charge at the SEC’s website, www.sec.gov. In addition, copies will be available free of charge by accessing Century’s website at www.centurycommunities.com by clicking on the “Investors” link, then clicking on “Financial Information” and then clicking on the “SEC Filings” link or by accessing the Investor Relations section of UCP’s website at www.unioncommunityllc.com.

Participant in the Merger Solicitation

UCP, PICO, Century, and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of UCP in respect of the proposed acquisition contemplated by the Proxy Statement. Information about UCP’s directors and executive officers is set forth in its definitive proxy statement for its 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2016, information about PICO’s directors and executive officers is set forth in its definitive proxy statement for its 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2017, and information about Century’s directors and executive officers is set forth in its definitive proxy statement for its 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 29, 2017, in each case, together with any subsequent current reports on Form 8-K filed pursuant to Item 5.02, as applicable to UCP, PICO and Century. These documents are available free of charge from the sources indicated above, from UCP at the Investor Relations section of its website (http://www.unioncommunityllc.com), from PICO’s website (http://investors.picoholdings.com) and from Century’s website (http://www.centurycommunities.com).

Contact Information

Century Communities, Inc.

Investor Relations:

303-268-8398

InvestorRelations@CenturyCommunities.com

UCP, Inc.

Investor Relations:

408-207-9499 Ext. 476

Investorrelations@unioncommunityllc.com